DXI Energy Closes Private Placement
and Prepares for Q4 2017 Drill Program at Woodrush

VANCOUVER, BRITISH COLUMBIA, October 25, 2017 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, today announced, subject to review by the appropriate regulatory authorities, that it has closed the fourth and final tranche of its private placement and has received subscriptions in the amount of C$141,174.34 (1,536,239 shares at C$0.06 per share and 700,000 flow-through shares at C$0.07 per share). The cumulative amount of subscriptions was C$2,686,844.34 for the four tranches. Funds from this private placement will be applied to the Q4 2017 drill program at Woodrush targeting new oil production, oil reserve expansion and to prudent balance sheet management.

“We are pleased to close this final tranche and proceed with our drilling initiatives that target low cost, high netback Halfway oil at our Woodrush Project. The success of this private placement and attraction of flow-through funds further validates our confidence in the quality of our 3D seismic data for the Halfway formations located throughout our current leasehold and the significant upside potential for our stakeholders. We look forward to commencing operations on this exciting program as we look to leverage the existing C$12 million DXI infrastructure at Fort St. John,” states Robert L. Hodgkinson, Chairman & CEO.

Woodrush Project: Legacy Operations

On a historical basis, initial wells at the Woodrush oilfield drilled in 2008 and 2010 each commenced production at rates in excess of 500-700 BOPD of light 42’ gravity crude, have produced over 675,000 barrels of oil since discovery and were still producing at a daily combined rate of 300 BOED through Q2 2017. The current infrastructure consists of tanks, separators, line heaters, compressors, pumps, water injection facilities and pipelines and was built at a cost of approximately C$12 million with a production capacity of approximately 2,000 BOPD and up to 5 MMCF gas/day. New discoveries in this location would utilize existing in-place infrastructure and transportation systems to market new production in a similar cost effective manner.

Q4 2017 Woodrush Drill Program

DXI’s operations team is currently organizing the drill program to commence in Q4 2017. Drill time for the initial well is anticipated to take 7 days with completion into tanks in about 30 days. The at-risk cost of the first well is expected to be less than C$600,000. Completion through to the tanks is estimated at a further C$600,000 including minor adjustments to the tubulars of the existing injection.

Given success of the first well, a new road and pad would immediately be built to host an additional 2-3 wells depending on configuration. Timing would be accelerated to have additional wells drilled and infrastructure in place prior to spring break up. Completion of those wells into tanks would follow.

Outlook & Monetization Strategy

DXI intends to expand production volumes, reserve life & value and develop sustainable cash flows to support its growth strategy at Woodrush. By successfully ramping oil output from this first 260-acre drill target, the Company could maximize the use of all in place facilities and extend, on a highly economic basis, the production life of the Woodrush Project significantly. Should an expanded program yield additional successful targets, Woodrush would benefit from a multiplier effect across all key financial metrics and present DXI with highly attractive alternatives including monetization of these increasingly valuable assets.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (12,224 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations-New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com